FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of September 2003

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On September 17, 2003 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Name: Mor Amitai

Title: President and CEO

Date: September 18, 2003

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Exhibit 1

Sigma-Genosys and Compugen Introduce

Expanded Human Genome Library for Gene Expression Profiling

The Woodlands, TX and Tel Aviv, Israel - September 17, 2003 - Sigma-Genosys, a member of the Sigma-Aldrich family (NASDAQ:SIAL), and Compugen Ltd. (NASDAQ:CGEN) announced the release of an expanded human OligoLibrary(TM), a comprehensive oligonucleotide collection for gene expression profiling. This new product is based on Compugen's unique ability to predict splice variants and design oligo probes that capture the maximum number of variants. Designed by Compugen and manufactured by Sigma-Genosys, the library consists of approximately 29,000 oligonucleotide probes representing a similar number of genes, both publicly known and proprietary.

The OligoLibraries product line combines Compugen's predictive approach to life science research with Sigma's high quality oligo synthesis. It is designed using Compugen's LEADS(TM) transcriptome analysis platform and probe design services which take into account biological phenomena such as alternative splicing and antisense, and address redundancy, specificity and sensitivity.

Lance D. Miller, Ph.D. of the Genome Institute of Singapore said, "The Compugen-Sigma OligoLibraries support a diverse range of high throughput gene expression research at the Genome Institute of Singapore, ranging from cancer biology to zebrafish development.  The dynamic, reproducible and verifiable nature of the data we generate attests to the high-quality performance of the probes."

In 2001, Compugen and Sigma-Genosys launched the initial OligoLibraries product line, representing the mouse, rat and human genomes. In 2002, following the success of this offering, additional model organisms were added, including the B. subtilis, E. coli and zebrafish genomes.

Among the leading international institutions worldwide relying on the Compugen-Sigma OligoLibraries are the Academic Medicine and Development Company, Australian Cancer Research Foundation DNA Resource, DNA Chip Consortium of Japan, Free University Medical Center in Amsterdam, Genome Institute of Singapore, Harvard Medical School - Partners Healthcare Center for Genetics and Genomics, and the National Cancer Institute.

About Compugen

Compugen (NASDAQ: CGEN), a drug and diagnostic discovery company, is a leader in increasing the probability of success of drug and diagnostic development by incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine. This unique capability is a proven basis for both in-house discovery of potential therapeutic and diagnostic products, and the development and commercialization of high value platforms, tools and services. Compugen has established collaborations with leading biotechnology and pharmaceutical companies such as Abbott Laboratories, Gene Logic, Novartis, Pfizer and Sigma-Genosys. For additional information, please visit Compugen's Website at www.cgen.com.

About Sigma-Aldrich

Sigma-Aldrich is a leading Life Science and High Technology company. Our biochemical and organic chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and chemical manufacturing.  We have customers in life science companies, university and government institutions, hospitals and in industry.  Sigma-Aldrich operates in 34 countries and has 6,000 employees providing excellent service worldwide.  We are committed to the success of our Customers, Employees and Shareholders through leadership in Life Science, High Technology and Service.

For more information about Sigma-Genosys, please visit our website at www.sigma-genosys.com.  For more information about Sigma-Aldrich, please visit our award-winning web site at www.sigma-aldrich.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained: (i) in the case of Sigma, in its Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, and (ii) in the case of Compugen, under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

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